Exhibit 99.1

Silicon Motion Announces Agreement to Acquire Shannon Systems

Silicon Motion Enters China Enterprise SSD Market

Taipei, Taiwan, April 24, 2015—Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion”), a global leader in NAND flash controllers for solid state storage devices, today announced that it has entered into a definitive agreement to acquire Shannon Systems1 (“Shannon”), a leading supplier of enterprise-class PCIe SSD and storage array solutions to China’s internet and other industries.

Under the terms of the agreement, Silicon Motion will acquire Shannon for a total purchase price of $57.5 million, which includes a combination of cash, equity and contingency payments. The transaction has been approved by the boards of directors of both companies, is subject to customary closing conditions, including regulatory review and approval, and it is expected to close by the end of July 2015.

“China has become the largest internet market in the world and its internet companies have already widely adopted SSDs for their data centers and hyperscale servers. More recently, Chinese corporates and government organizations have started using SSDs for data virtualization. These operators of corporate and internet infrastructure have increasingly been turning to Shannon for world-class, locally developed and supported SSD solutions,” said Wallace Kou, President and CEO of Silicon Motion. “Shannon was co-founded by Dr. Xueshi Yang, Marvell’s previous SSD controller architect and a Seagate veteran, with a mission of developing innovative and competitive enterprise SSD solutions in China. I am excited that upon closing, Xueshi will be joining Silicon Motion’s executive team to continue spearheading enterprise SSD activities.”

Xueshi added, “By joining the world’s leading merchant controller company and combining their extensive NAND flash controller expertise and overall corporate resources with our deep understanding of enterprise SSD systems and the Chinese storage market, we believe we can grow our R&D and sales infrastructure faster than we could before and accelerate the business momentum of Shannon’ SSDs and flash storage arrays. We look forward to joining the Silicon Motion team.”

In 2014, Shannon launched the industry’s first 6.4TB PCIe SSD with ultra-low access latency and a power envelope of less than 25 watts. More recently, Shannon introduced PCIe-RAIDTM

[1]	Shannon Systems is the operating identity and brand of Shanghai Baocun Information Technology Co., Ltd.

technology, an innovative flash array solution that offers enterprise customers uncompromised performance and high availability. Shannon has already successfully expanded its customer base to more than 80 companies and count China’s leading internet companies in e-commerce, on-line travel, and mobile security as key customers. In 2015, Shannon expects to rapidly scale sales to approximately $14 to $18 million. The impact of this acquisition is expected to be slightly accretive to Silicon Motion’s non-GAAP earnings per share in the second half of 2015 and more accretive in full-year 2016.

More details on this acquisition will be provided during Silicon Motion’s previously scheduled earnings conference call that will be held on April 28th, 2015 at 8:00am EDT.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are handset transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

About Shannon Systems:

Shannon Systems develops enterprise-grade flash-based storage devices and solutions with superior performance and reliability. Our Direct-IOTM PCIe SSD provides industry-leading performance and reliability with one of the highest densities in the industry. Our core team is formed by Silicon Valley veterans with over 150 combined patents in the management of NAND flash and solid state storage solutions and architecture. The company is headquartered in Shanghai, China with sales and support centers in Beijing, Shenzhen and other locations. For further information on Shannon Systems, visit www.shannon-sys.com/en/.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; the payment or non-payment of cash dividends in the future at the discretion of our board of directors; changes in the relative sales mix of our products; our ability to successfully close the pending acquisition of Shannon Systems and our integration of Shannon Systems; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2014. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director ofIR and Strategy	Investor Relations
Tel: +1 4085197259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com